Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: March 2005

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

             Form 20-F   X                               Form 40-F
                      -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes                                     No   X
                      -------                                  ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

First Quarter Press Releases

     1. January 14, 2005 German Press Release - SGL Carbon Increases Graphite Electrode Prices

     2. January 31, 2005 German Press Release - SGL Carbon and Mitsubishi Rayon Agree on Co-operation in Carbon Fiber

     3.   March 10, 2005 German Press Release - SGL Carbon: Fiscal Year 2004

     4. March 17, 2005 German Press Release - SGL Carbon to Increase Prices for Carbon Fibers and Carbon Fiber Products

SGL Carbon increases Graphite Electrode prices

Wiesbaden, January 14, 2005. SGL Carbon announces today new prices for its Graphite Electrodes effective January 15, 2005 for all new businesses in (the last price announcement of September 28, 2004 was binding until January 14,
2005):

Americas, Asia (excluding China*), Near Middle East and Africa:
        o  For regular-sized Graphite Electrodes:      1,66 US$/lb  (3650 U$/mt)
        o  For extra-sized Graphite Electrodes:        1,82 US$/lb  (4000 U$/mt)

Europe:
        o  For regular-sized Graphite Electrodes:      2730 (euro)/mt
        o  For extra-sized Graphite Electrodes:        3000 (euro)/mt

           Regular sized is defined as:     Diameter 12" (300mm) - 24" (600 mm)
           Extra sized is defined as:       Diameter 26" (650mm) - 30" (750 mm)

These prices will be applicable for all orders received by June 3, 2005 and for shipments effected prior to December 31, 2005.

The steel industry continues to operate at record levels globally resulting in a continuing strong demand for high performing graphite electrodes. For the year 2005 SGL Carbon is almost fully booked with firm orders for graphite electrodes. Consequently the strong demand for graphite electrodes has generated a strong demand for needle coke, the primary raw material for the manufacture of high power graphite electrodes. SGL has contracted sufficient quantities of needle coke to meet the demand in 2005, including contingencies.

The combination of continuing pressure on our manufacturing facilities, increased prices of all raw materials and energy as well as higher operating expenses, significant higher logistic costs and the impact of the volatile exchange rates has resulted in higher cost for our graphite electrodes which makes further adjustments of our electrodes prices unavoidable.

*Pricing in China is the sole responsibility of the joint venture between SGL Carbon and Tokai in Shanghai (STS).


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

Forward-looking statements:
This press release contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets; fluctuations in exchange rates; changes in national and supranational law, particularly with regard to tax regulations; and other risks and uncertainties, including those detailed in SGL Carbon's filings with the U.S. Securities and Exchange Commission. SGL Carbon assumes no obligation to update forward-looking statements.


For further information, please contact:
----------------------------------------
Corporate Communications / Media Relations / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de
         ----------------------------              ----------------

SGL Carbon and Mitsubishi Rayon agree on co-operation in Carbon fiber

Wiesbaden, January 31, 2005. SGL Carbon and Mitsubishi Rayon Corp. of Tokyo Japan (MRC) have agreed on a strategic co-operation in carbon fiber. Having recently signed respective long-term contracts, SGL will receive certain technologies, special raw material and support from MRC. This will assist SGL to produce a highly improved Carbon fiber in its plant in Inverness/Scotland.

The unique performance potential of this new carbon fiber has already been proven in pilot plants at SGL and MRC. It combines the performance and high quality of regular small-tow carbon fiber with the efficient production capacities SGL has developed in its plant in Inverness. The new fiber will allow SGL to develop and capitalize on new applications including automotive, wind energy, infrastructure and concrete reinforcement applications, from 2006 onwards.

As part of the strategic alliance in technical and raw material areas MRC will receive in return up to 750 tons of this new carbon fiber from SGL under a long term supply agreement starting from Q1 2006 following further own investments of MRC. Both sides are viewing the co-operation on the development and production of the new carbon fiber as a first step together, and have expectations to further build the partnership. The strategic co-operation strengthens SGL Carbon's global competitive position in the carbon fiber market especially for high quality products, in terms of technology, raw material and capacity utilization. Furthermore SGL Technologies' own downstream business in prepreg-composite- and carbon/ceramic-materials (e.g. brake discs) will benefit from the new carbon fiber quality.

SGL's Carbon Fibre business includes a 100 % owned modern facility of approx. 5000 tons capacity for oxidized and carbon fiber in Inverness, Scotland as well as a 50 % participation in Carbon Fiber Technology LLC (CFT), a Joint venture with Aldila Inc. San Diego/California with further 1000 tons carbon fiber capacity in Evanston, Wyoming, USA. Both plants were built up in recent years, and include state of the art large capacity production lines. In total SGL's Carbon Fiber business has a turnover of approx. (euro)m 35 million at present and is expected to grow in double digits over the next several years.


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

The agreement and cooperation with Mitsubishi, one of the world's leading manufacturers of carbon fibers and especially of the carbon fiber raw material Polyacrylonitrile (PAN), represents a major stretegic step change in SGL's worldwide carbon fiber business.

Forward-looking statements:
This press release contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets; fluctuations in exchange rates; changes in national and supranational law, particularly with regard to tax regulations; and other risks and uncertainties, including those detailed in SGL Carbon's filings with the U.S. Securities and Exchange Commission. SGL Carbon assumes no obligation to update forward-looking statements.


For further information, please contact:
----------------------------------------
Corporate Communications / Media Relations / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de
         ----------------------------              ----------------

SGL Carbon: Fiscal year 2004

o  Portfolio streamlining due to sale of Surface Protection business

o  EBIT before restructuring expenses up 51%

o  Net debt substantially lower

o  Considerable increase in earnings projected for 2005

Wiesbaden, March 10, 2005. SGL Carbon's annual financial statement for 2004 is characterized by the sale of its Surface Protection business, a substantial increase in EBIT, and a significant improvement in free cash flow and net debt.

Increase in profits from continuing operations
On January 6, 2005, the sale of the Surface Protection business of the former Corrosion Protection (CP) business was completed. As a result of this portfolio streamlining, SGL Carbon was able to dispose heavily loss-making operations (net loss in 2004: (euro) 21 million, including a loss on EBIT level of (euro) 17 million). On Group level, the sale resulted in a non-cash book write-down of
(euro) 65 million on the carrying value. Both effects are recorded in the annual financial statements under "discontinued operations". As previously reported, SGL Carbon is retaining the profitable Process Technology (PT) business, which generated sales of (euro) 47 million in 2004. The sale as well as improvements across all businesses resulted in a substantial improvement of the key performance indicators for "continuing operations". Thus, EBIT before restructuring expenses rose by 51% year on year from (euro) 56 million to (euro) 85 million and after restructuring expenses by 39% from (euro) 47 million to
(euro) 65 million.

Return to profitability
In the year under review, net financing costs improved from (euro) 75 million in the previous year to (euro) 60 million due to the decrease in refinancing costs from (euro) 16 million in 2003 to (euro) 4 million in 2004. At (euro) 50 million, interest expense on loans and pensions remained almost unchanged (2003:
(euro) 49 million), although net interest expense on loans rose from (euro) 23 million to (euro) 30 million.


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

SGL Carbon's "continuing operations" reported a profit before tax of (euro) 5 million (2003: loss of (euro) 48 million). The after tax profit was (euro) 4 million (previous year: loss of (euro) 29 million). "Discontinued operations" generated a net loss of (euro) 86 million in 2004, comprising largely a book write-down of (euro) 65 million on the carrying value and the accrued net loss of (euro) 21 million for the year. In total, consolidated net loss increased to
(euro) 82 million in 2004, from (euro) 50 million in the previous year, equivalent to a loss per share of (euro) 1.57 (2003: (euro) 2.27).

Carbon and Graphite (CG): Substantial improvement in earnings
At (euro) 555 million, CG sales remained nearly unchanged over the previous year (2003: (euro) 558 million), but rose by 5% without currency effects. Sales volumes of Graphite Electrodes climbed by 3% to a record level of 209,000 tons. Price increases of an average of 1% in the euro zone and 14% in the dollar region were accepted in the market, although the effects were negatively influenced by the exchange-rate parities. In spite of the weak US dollar, EBIT before restructuring expenses increased by over 42% to (euro) 98 million (2003:
(euro) 69 million).  The ongoing  cost-cutting  programs  yielded net savings of
(euro) 17 million compared to 2003.

Graphite Specialties (GS): Integration of Process Technology (PT) business
GS sales including the integrated PT business (sales in 2004: (euro) 47 million; 2003: (euro) 56 million) rose by 3% to (euro) 236 million (2003: (euro) 230 million). The positive volume and price effects of 5% were negatively impacted by currency (2%). EBIT before restructuring expenses including PT climbed from
(euro) 16 million to (euro) 17 million. On a comparable basis, EBIT more than doubled from (euro) 7 million to (euro) 17 million when eliminating a large PT project which had contributed an additional (euro) 6 million in 2003. Moreover, one time gain of (euro) 3 million bettered the GS business in 2003 as a result of the sale of EC-business. Net savings contributed (euro) 6 million in the year.

SGL Technologies (SGL T): Significant increase in demand
Spurred by improved business conditions, SGL T sales increased by 6% to (euro) 133 million in 2004, rising by as much as 13% adjusted by currency translation impacts. Sales of Carbon Fiber and Carbon-Ceramic-Brake Disc were particularly encouraging. EBIT in this segment was burdened by start-up costs for new aerospace and defense projects as well as additional research and development expenses of (euro) 5 million including the projected development of large-scale serial production for our Carbon-Ceramic-Brake Discs. Loss at the EBIT level before restructuring expenses came to (euro) 9 million, down from the previous year's loss of (euro) 12 million. Excluding the losses of the Carbon-Ceramic-Brake Disc business, SGL T came close to break even at the EBIT level in 2004.

Balance sheet structure improved - net debt down
The balance sheet improved substantially over 2003 primarily as a result of the successful refinancing and the sale of Surface Protection business. Whereas total assets increased by (euro) 68 million to (euro) 1,315 million, equity rose by (euro) 165 million to (euro) 282 million, resulting in an improvement in the equity ratio from 9% to 21%. On a pro-forma basis, i.e. excluding the assets held for "discontinued operations" of (euro) 64 million (date of sale January 6, 2005) as well as the special escrow accounts to cover the remaining repayment of the convertible bond maturing in 2005 ((euro) 51 million) and for antitrust fines ((euro) 77 million), the equity ratio stands at 25%.

In the year under review, net debt was reduced by (euro) 127 million to (euro) 321 million (December 31, 2004) mainly due to the capital increase concluded on February 9, 2004 which generated net proceeds of (euro) 244 million. Of these, a sum of (euro) 128 million was still held at the end of the year in the two escrow accounts for the repayment of the convertible bond and for anti-trust payments. Even after the capital increase, net debt was further reduced from
(euro) 365 million (March 31, 2004) to (euro) 321 million.

Substantial improvement in earnings expected for 2005
SGL Carbon expects to achieve an increase in sales of approx. 5% as well as a disproportionately high EBIT growth. This positive performance should be supported by all businesses. CG expects to achieve higher earnings thanks to continued strong demand in Graphite Electrodes leading to full capacity utilization, price increases already implemented and further cost-cutting activities. GS will also be able to report a higher profit on the strength of volume and price increases as well as ongoing cost-reductions. Demand in SGL T will show some turnover growth whilst earnings should improve overproportinately.

With most of the restructuring efforts completed, the Company will cease reporting ongoing restructuring costs in the future. Based on continuing positive cash flow, SGL Carbon will reduce debt further. The Company expects an EBIT of more than (euro) 15 million for the first quarter of 2005.

Important notice:
-----------------

Forward-looking statements:
This document contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets; fluctuations in exchange rates; changes in national and supranational law, particularly with regard to tax regulations; and other risks and uncertainties, including those detailed in SGL Carbon's filings with the U.S. Securities and Exchange Commission. SGL Carbon assumes no obligation to update forward-looking statements.


Your contact:
-------------
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de
         ----------------------------              ----------------

Key performance indicators of the SGL Carbon Group excluding "discontinued operations"
(in (euro) millions except per-share disclosures)

                                                                           Fiscal year
                                                                           -----------
                                                                      2004             2003
--------------------------------------------------------------------------------------------
Sales revenue                                                          926              916
--------------------------------------------------------------------------------------------
EBITDA(1)                                                              145              122

--------------------------------------------------------------------------------------------
EBIT before antitrust charges and restructuring expenses                85               56
--------------------------------------------------------------------------------------------
Restructuring expenses                                                 -20               -9
--------------------------------------------------------------------------------------------
EBIT after antitrust charges and restructuring expenses                 65               47
--------------------------------------------------------------------------------------------
Antitrust charges                                                        0              -20
--------------------------------------------------------------------------------------------
EBIT                                                                    65               27
--------------------------------------------------------------------------------------------
Net financing costs                                                    -60              -75
--------------------------------------------------------------------------------------------
Profit (loss) before tax                                                 5              -48
--------------------------------------------------------------------------------------------
Income tax                                                              -1               19
--------------------------------------------------------------------------------------------
Net income (loss)                                                        4              -29
--------------------------------------------------------------------------------------------
Total "discontinued activities"                                        -86              -21
--------------------------------------------------------------------------------------------
Net loss for the year (including "discontinued activities")            -82              -50
--------------------------------------------------------------------------------------------
Earnings per share (including "discontinued activities")             -1,57            -2,27
--------------------------------------------------------------------------------------------


                                                                       .
                                                                 Dec. 31, 2004  Dec. 31, 2003
--------------------------------------------------------------------------------------------
Total assets(2)                                                      1,315            1,247
--------------------------------------------------------------------------------------------
Equity(2)                                                              282              117
--------------------------------------------------------------------------------------------
Net debt(2)                                                            321              448
--------------------------------------------------------------------------------------------
Gearing in %(3)                                                        114              385
--------------------------------------------------------------------------------------------
Equity ratio in %(4)                                                    21                9
--------------------------------------------------------------------------------------------
Headcount                                                            5,109            5,408
--------------------------------------------------------------------------------------------

     (1)  before antitrust charges and restructuring expenses
     (2)  2003 includes discontinued operations
     (3)  ratio of net debt to equity
     (4)  ratio of equity to total assets

SGL Carbon to increase prices for carbon fibers and carbon fiber products

Wiesbaden, March 17, 2005. SGL Carbon's business unit SGL Technologies announces price increases across its carbon fiber products range with immediate effect. The double digit percentage increases vary from product to product and will affect the Company's carbon fibers as well as fabrics, prepregs and other fiber-reinforced matrix products.

Jan Verdenhalven, Managing Director of SGL Technologies commented: "These price increases are based on raw material cost increases as well as on continually tightening demand and supply situation in the carbon fiber markets."


Important notice:
-----------------

Forward-looking statements:
This document contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets; fluctuations in exchange rates; changes in national and supranational law, particularly with regard to tax regulations; and other risks and uncertainties, including those detailed in SGL Carbon's filings with the U.S. Securities and Exchange Commission. SGL Carbon assumes no obligation to update forward-looking statements.


Your contact:
-------------
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de
         ----------------------------              ----------------


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               SGL CARBON Aktiengesellschaft



Date: March 23, 2005                      By:  /s/ Robert J. Kohler
                                               ---------------------------------
                                               Name:  Robert J. Koehler
                                               Title: Chairman of the Board of
                                                      Management


                                          By:  /s/ Sten Daugaard
                                               ---------------------------------
                                               Name:  Mr. Sten Daugaard
                                               Title: Member of the Board of
                                                      Management